UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

System1, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87200P109

(CUSIP Number)

Christopher Phillips

c/o Just Develop It Limited

Larch House Parklands Business Park

Denmead, Hampshire PO7 6XP

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons JDI & AFH Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,447,728 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,447,728 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,447,728 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)

This Schedule 13D is filed by JDI & AFH Limited (“J&A”), Just Develop It Limited (“JDIL”) and Christopher Phillips (each, a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of the following securities held by JDIL: (i) 214,541 shares of Class A Common Stock issued on April 19, 2022 upon the net settled exercise of 500,000 warrants (the “Warrants”) to purchase one share for $11.50 per share, (ii) 725,000 shares of Class A Common Stock issued pursuant to 725,000 restricted stock units (“RSUs”) that vested on March 17, 2022, and (iii) 19,508,187 shares of Class A Common Stock received by JDIL on April 20, 2022 in connection with the pro rata distribution by J&A of all of its shares to its stockholders, for no consideration. JDIL formerly indirectly beneficially owned all shares of JDIL. J&A’s controlling stockholder is JDIL and Christopher Phillips is a director of J&A. JDIL’s controlling stockholder is Christopher Phillips and Christopher Phillips is a director of JDIL.

(3)

This percentage is calculated based upon 85,146,614 shares of Class A Common Stock outstanding as of April 13, 2022, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on April 19, 2022.

CUSIP No. 87200P109

1.	Names of Reporting Persons Christopher Stephen Phillips
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,447,728 shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,447,728 shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,447,728 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 20,447,728 shares of Class A Common Stock held directly by JDIL. J&A’s controlling stockholder is JDIL and Christopher Phillips is a director of J&A. JDIL’s controlling stockholder is Christopher Phillips and Christopher Phillips is a director of JDIL. Mr. Phillips has voting and dispositive power over the securities held by each of J&A and JDIL, but disclaims beneficial interest in such shares except to any pecuniary interest therein.

(3)	This percentage is calculated based upon 85,146,614 shares of Class A Common Stock outstanding as of April 13, 2022, as reported in the Issuer’s Prospectus filed with the SEC on April 19, 2022.

Important Explanatory Note

This Amendment No. 1 amends and restates the Schedule 13D filed with the SEC on February 8, 2022, Accession No. 0001193125-22-031187 (the “Original Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

This Amendment No. 1 restates the information filed in the Original Schedule 13D in order to clarify any confusion that may arise from the erroneous filing of an incomplete working draft Schedule 13D (Accession No. 0001193125-22-031205) (the “Draft 13D”) filed on February 8, 2022 shortly after the filing of the correct Original Schedule 13D. The Draft 13D was filed in error and should be ignored, and is hereby retracted, amended and replaced in its entirety by the Original Schedule 13D as updated by this Amendment No. 1.

This Amendment No. 1 is also being filed to reflect the recent distribution by J&A of all of its shares of Class A Common Stock to its shareholders, including JDIL, and to furnish the additional information set forth herein. This Amendment No. 1 constitutes an “exit filing” for J&A as it no longer holds any securities of the Issuer.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.001 par value (“Class A Common Stock”) of System1, Inc. (formerly known as Trebia Acquisition Corp.), a Delaware corporation (the “Company” or the “Issuer” or “System1”). The address of the principal executive offices of the Issuer is 4235 Redwood Avenue, Marina Del Rey, CA 90066. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)

The Original Schedule 13D and this Amendment No. 1 is filed by JDI & AFH Limited, a private limited company organized under the laws of England and Wales, Just Develop It Limited, a private limited company organized under the laws of England and Wales and Christopher Stephen Phillips. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom.

(c)

The principal business of each of J&A and JDIL is that of a venture capital investment business. Mr. Phillips serves as a member of the board of directors of the Issuer (the “Board”), as well as a director of each of J&A and JDIL. Mr. Phillips is the CEO, and the controlling stockholder of JDIL, and JDIL is the controlling stockholder of J&A.

(d)

During the five years preceding the Original Schedule 13D and the five years preceding this Amendment No. 1, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the five years preceding the Original Schedule 13D and the five years preceding this Amendment No. 1, none of the Reporting Persons or the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of J&A and JDIL was organized under the laws of England and Wales. Each of the Listed Persons (as defined below) is a citizen of the United Kingdom.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling J&A and JDIL (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported in the Original Schedule 13D as being beneficially owned by the Reporting Persons were issued or otherwise acquired in connection with the completion of the business combination (the “Business Combination”) on January 27, 2022 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated as of June 28, 2021, as amended on November 30, 2021, January 10, 2022 and January 25, 2022, by and among Trebia Acquisition Corp. (“Trebia”), S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with S1 Holdco, the “Companies” or “Old System1”), and the other parties signatory thereto (as it may be amended and/or restated from time to time, the “Business Combination Agreement”).

Prior to the consummation of the transactions contemplated by the Business Combination Agreement: (a) each of Just Develop It Limited and the other shareholders (the “Minority Stockholders” and, together with JDIL, the “Exchanging UK Holders”) of Protected.net Group Limited (“Protected UK”) exchanged all of their shares of Protected UK for shares of common stock of Protected (the “Protected UK Share Exchange”); and (b) following the Protected UK Share Exchange, the Exchanging UK Holders (other than Lone Star Friends Trust) contributed all of the shares of common stock of Protected received by the Exchanging UK Holders pursuant to the Protected UK Share Exchange to J&A in exchange for ordinary shares of J&A (the “J&A Exchange”).

Upon the consummation of the merger of Protected with and into Orchid Merger Sub I, Inc. at the closing of the transactions contemplated in the Business Combination Agreement, J&A received, in respect of the cancellation of 6,832,811 shares of common stock of Protected held by J&A, $105,266,634 in cash and 28,650,499 shares of Class A Common Stock of the Issuer.

Additionally, in connection with the Business Combination, the Issuer issued 725,000 RSUs to JDIL, which vest upon the occurrence of: (a) the first trading day on which the volume weighted average price of the Company’s Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or (b) a Change of Control in which the valuation of the Company’s Class A Common Stock is equal to or in excess of $12.50 per share, in each case during the five-year period following the closing of the Business Combination. The terms of the RSUs are more fully described in Item 6 incorporated by reference herein.

Additionally, in connection with the Business Combination, JDIL entered in a warrant transfer agreement, dated as of the Closing Date, with BGPT Trebia, LP (the “BGPT Sponsor”), pursuant to which JDIL acquired 500,000 Warrants covering 500,000 shares of Class A Common Stock for an aggregate purchase price of $750,000, at an exercise price of $11.50 per share. The Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date, subject to satisfaction of certain conditions. The terms of the Warrants are more fully described in Item 6 incorporated by reference herein.

The funds used by JDIL to acquire the Warrants were obtained from working capital.

Events that occurred following the filing of the Original Schedule 13D

On March 17, 2022, the RSUs for 725,000 shares vested based on the volume weighted average price of the Company’s Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within the period of 30 consecutive trading days ending March 17, 2022 and on April 19, 2022 JDIL was issued 725,000 shares of Class A Common Stock in full settlement of the RSUs.

On April 19, 2022 JDIL exercised 500,000 Warrants, which had an exercise price of $11.50 per warrant. The Warrant exercise was net share settled pursuant to the Warrant Agreement, with 285,459 shares of Class A Common Stock withheld in payment of the exercise price, and 214,541 shares of Class A Common Stock issued to JDIL in net settlement of the Warrants.

On April 20, 2022, J&A, which held 28,650,499 shares of Class A Common Stock, distributed all such shares of Class A Common Stock to its stockholders pro rata in accordance with their ownership interests in J&A, for no consideration. As a result of the distribution, J&A does not hold any shares of the Issuer. JDIL, as controlling entity of J&A, was deemed to indirectly beneficially own all of the shares held by J&A. As a result of the distribution by J&A, JDIL directly received 19,508,187 shares of Class A Common Stock representing its pecuniary interest in the securities held by J&A that it formerly held indirectly.

Item 4. Purpose of Transaction

The information set forth in Item 3 above is incorporated into this Item 4 by reference. All of the securities beneficially owned by the Reporting Persons, as reported in the Original Schedule 13D, were received in connection with the Business Combination.

As previewed in the Original Schedule 13D, on April 20, 2022 J&A transferred all of its shares of Class A Common Stock to the stockholders of J&A. In connection with such transfer, JDIL, the controlling stockholder of J&A, received 19,508,187 shares of Class A Common Stock. Following such transfer, (a) J&A no longer beneficially owns any shares of Class A Common Stock, and (b) JDIL beneficially owns (shared voting and dispositive power) 20,447,728 shares of Class A Common Stock, and (c) Christopher Phillips indirectly beneficially owns (sole voting and dispositive power) 20,447,728 shares of Class A Common Stock based on his control of JDIL, and (d) the Reporting Persons’ aggregate beneficial ownership percentage is approximately 24.0% of the outstanding shares of Class A Common Stock (based on 85,146,614 shares of Class A Common Stock outstanding as of April 13, 2022, as reported in the Issuer’s Prospectus filed with the SEC on April 19, 2022).

Further, subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Mr. Phillips is currently a member of the Board of the Issuer. In such capacity, Mr. Phillips may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety effective as of April 20, 2022 to read as follows:

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. JDIL holds 20,447,728 shares of Class A Common Stock, and Mr. Phillips is deemed to indirectly beneficially own all of the shares of Class A Common Stock held by JDIL, but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein. JDIL’s and Mr. Phillips’ beneficial ownership percentage is approximately 24.0% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 85,146,614 shares of Common Stock outstanding as of April 13, 2022, as reported in the Issuer’s Prospectus filed with the SEC on April 19, 2022.

(b)	Mr. Phillips has sole voting and dispositive power over the shares held by JDIL but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein.

(c)

Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of the Original Schedule 13D or of this Amendment No. 1.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons other than any pecuniary interests of the securityholders of J&A and JDIL in the securities reported in the Original Schedule and other than the securityholders of JDIL in the securities reported in this Amendment No. 1.

(e)	Effective as of April 20, 2022, J&A ceased being the beneficial owner of any shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On January 27, 2022, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, System1, the BGPT Sponsor, Trasimene Trebia, LP (the “Trasimene Sponsor” and, together with the BGPT Sponsor, the “Sponsors”), JDIL and the other parties thereto, entered into the Registration Rights Agreement (the “Registration Rights Agreement”), which rights therein include the securities of the Reporting Persons reported herein. Pursuant to the terms of the Registration Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of all Issuer Common Stock held the parties thereto. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties of the Registration Rights Agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of the Issuer Common Stock held by or otherwise issuable to such parties of the Registration Rights Agreement. The Registration Rights Agreement also provides the parties of the Registration Rights Agreement with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Bylaws

In connection with the Business Combination the Issuer adopted its Bylaws, which, subject to certain exceptions, restrict the former equityholders of Old System1 who received Class A Common Stock of the Issuer in connection with the consummation of the Business Combination, including J&A, from transferring any securities in System1 received as consideration in connection with the Business Combination, including any earnout shares. Such restrictions began on the Closing Date and end on the earlier of (a) the date that is 180 days after the Closing Date, and (b) the day after the date which is 150 days after the Closing Date that the volume-weighted average price of the Class A Common Stock reaches a price of at least $12.00 per share for twenty out of the thirty consecutive trading days.

Warrant Agreement

Pursuant to the Warrant Agreement, each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to the satisfaction of any applicable conditions. Only a whole Warrant may be exercised at a given time by a warrant holder. A holder of Warrants will not be able to exercise any fraction of a Warrant. The Issuer is not obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Warrant, and will have no obligation to settle such warrant exercise, unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Issuer satisfying its obligations described below with respect to registration, or a valid exemption from registration being available. No warrant will be exercisable and System1 will not be obligated to issue a share of System1 Class A Common Stock upon exercise of a warrant unless the System1 Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will System1 be required to net cash settle any warrant.

RSUs

In connection with the Business Combination, the Issuer issued that certain Restricted Stock Unit Grant Notice and Award Agreement dated as of the Closing Date (the “RSU Grant Notice”) to JDIL. Pursuant to the RSU Grant Notice, each RSU will vest and become payable (in shares of the Issuer’s Class A Common Stock) only if a “Class D Conversion Event” occurs on or prior to the fifth anniversary of the Closing Date. A Class D Conversion Event will occur on the earlier of: (a) the first day on which the volume weighted average price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty New York Stock Exchange trading days within a period of thirty consecutive New York Stock Exchange trading days; or (b) a change of control of the Issuer if the valuation of Class A Common Stock in such change of control equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like).

For purposes of the RSUs, a “change of control” means (and shall occur upon) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of our voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of our outstanding voting securities.

If a Class D Conversion Event does not occur on or prior to the fifth anniversary of the Closing Date, then the RSUs will be forfeited, and no shares or other payments will be delivered in respect of the RSUs.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The foregoing description of the terms of the Warrant Agreement, RSU Grant Notice and Award Agreement, Registration Rights Agreement and the Bylaws is intended as a summary only and is qualified in its entirety by reference to the Warrant Agreement, RSU Grant Notice and Award Agreement, Registration Rights Agreement and Bylaws, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

A.	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on February 2, 2022 (the “Super 8-K”)).

B.	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Super 8-K).

C.	Warrant Agreement, (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on June 22, 2020).

D.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

E.	RSU Grant Notice and Award Agreement from Issuer to Just Develop It Limited dated as of January 28, 2022 (incorporated by reference to the Original Schedule 13D).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2022

JDI & AFH LIMITED

By:	/s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director

JUST DEVELOP IT LIMITED

By:	/s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director

CHRISTOPHER STEPHEN PHILLIPS

/s/ Christopher Stephen Phillips

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

Directors of JDI & AFH Limited and Just Develop It Limited

Christopher Stephen Phillips

c/o JDI & AFH Limited

c/o Just Develop It Limited

Principal Office: Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom

Occupation: Venture Capital Investment

Citizenship: United Kingdom

Nicholas Baker

c/o JDI & AFH Limited

c/o Just Develop It Limited

Principal Office: Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom

Occupation: Venture Capital Investment

Citizenship: United Kingdom

Executive Officers of Just Develop It Limited

Christopher Stephen Phillips

c/o Just Develop It Limited

Principal Office: Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom

Occupation: Venture Capital Investment

Citizenship: United Kingdom

Nicholas Baker

c/o Just Develop It Limited

Principal Office: Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom

Occupation: Venture Capital Investment

Citizenship: United Kingdom

There are no executive officers of JDI & AFH Limited.

Exhibit(s):

A.	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on February 2, 2022 (the “Super 8-K”)).
B.	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Super 8-K).
C.	Warrant Agreement, (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on June 22, 2020).
D.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
E.	RSU Grant Notice and Award Agreement from Issuer to Just Develop It Limited dated as of January 28, 2022. (incorporated by reference to the Original Schedule 13D).